SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                          Spanlink Communications, Inc.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                    373656107
                                 (CUSIP Number)

                                 Larry R. Carter
                              170 West Tasman Drive
                               San Jose, CA 95134
                                 (408) 526-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 29, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]












                         (Continued on following pages)

----------------------
CUSIP NO. 373656107      13D
----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Cisco Systems, Inc. (I.R.S. I.D. # 77-0059951)

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ] (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            State of California
----------------------------- --------- ----------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER
             OF
           SHARES                       0
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------
                                 8      SHARED VOTING POWER

                                        2,430,000
                              --------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER

                                        0
                              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        2,430,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,430,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             55%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------
CUSIP NO. 373656107         13D
-------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Brett A. Shockley

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. citizenship
----------------------------- --------- ----------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER
             OF
           SHARES                       79,575
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------
                                 8      SHARED VOTING POWER
                                        2,440,425
                              --------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER

                                        79,575
                              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        2,440,425
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,520,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                          [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            57%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------
CUSIP NO. 373656107    13D
----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Loren A. Singer, Jr

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. citizenship

----------------------------- --------- ----------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER
             OF
           SHARES                       90,000
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------
                                 8      SHARED VOTING POWER
                                        2,430,000
                              --------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER

                                        90,000
                              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        2,430,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,520,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            57%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                                                 IN
----------- --------------------------------------------------------------------

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------
CUSIP NO. 373656107      13D
-----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Todd A. Parenteau

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. citizenship

----------------------------- --------- ----------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER
             OF
           SHARES                       90,000
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------
                                 8      SHARED VOTING POWER
                                        2,430,000
                              --------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER

                                        90,000
                              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        2,430,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,520,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                          [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            57%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cisco Systems, Inc. that it is the beneficial owner of any of the Common Stock of Spanlink Communications, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the common stock, no par value per share (the "Issuer Common Stock"), of Spanlink Communications, Inc., a Minnesota corporation (the "Issuer"). The principal executive office of the Issuer are located at 7125 Northland Terrace, Minneapolis, Minnesota 55428.

Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are Cisco Systems, Inc., a California corporation ("Cisco"), Brett A. Shockley, Loren A. Singer, Jr., and Todd A. Parenteau (collectively the "Subscribers" and together with Cisco, the "Reporting Persons").

         (b) The address of the principal office and principal business of Cisco is 170 West Tasman Drive, San Jose, California 95134. The principal business address of Messrs. Shockley, Singer and Parenteau is 7125 Northland Terrace, Minneapolis, Minnesota 55428.

         (c) Cisco is a leading supplier of high-performance, multimedia, multiprotocol internetworking solutions. Cisco technology is used to build enterprise-wide networks that link geographically dispersed local-area and wide-area networks to form a single information infrastructure. Cisco products include software-based routers, bridges, workgroup systems, ATM switches, access servers and router management applications. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Cisco's directors and executive officers as of the date hereof. Brett A. Shockley is Chief Executive Officer and Chairman of the Issuer; Loren A. Singer, Jr. is an engineer and sole proprietor of Beagle Software, 800 Washington Avenue N., Suite 418, Minneapolis, Minnesota 55401; and Todd A. Parenteau is the New Technology Engineer of the Issuer.

         (d) During the past five years, none of the Reporting Persons or, to Cisco's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Subscribers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws. During the past five years, neither Cisco nor, to Cisco's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) Brett A. Shockley, Loren A. Singer, Jr. and Todd A. Parenteau are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to an Agreement and Plan of Merger dated as of February 25, 2000 (the "Merger Agreement"), included as Exhibit 1 to this Schedule 13D, by and among Cisco, Spanlink Acquisition Corp., a Minnesota corporation ("Purchaser"), and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of the Issuer), the Purchaser will be merged with and into the Issuer (the "Merger"). Following the Merger, the separate corporate existence of the Purchaser shall cease and the Issuer shall continue as the surviving corporation ("Surviving Corporation").

         In furtherance of such acquisition, Cisco has entered into a Stock Purchase Agreement dated as of February 25, 2000, with the Purchaser (the "Series A Agreement") pursuant to which Cisco has agreed to purchase preferred stock of the Purchaser. The Purchaser has made a tender offer ("Offer") to purchase all of the shares of Common Stock of the Issuer (the "Shares" or "Issuer Common Stock") at a price per Share of $10.50 net to the seller in cash (the "Offer Price").

         Immediately prior to the closing of such purchase in connection with the Offer, each of the Subscribers shall transfer to Purchaser eight hundred and ten thousand (810,000) shares of Issuer Common Stock in exchange for eight hundred and ten thousand (810,000) shares of Purchaser Common Stock.

Item 4.  Purpose of Transaction.

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Purchaser with and into Issuer in a merger pursuant to the applicable provisions of the Merger Agreement and the Minnesota Business Corporation Act. At the effective time of the Merger (the "Effective Time"), the separate existence of the Purchaser will cease to exist and Issuer will continue as the Surviving Corporation.

         In furtherance of the Merger, Cisco has entered into the Series A Agreement pursuant to which Cisco has agreed to purchase preferred stock of the Purchaser. The Purchaser has made the Offer to purchase all of the Shares at the Offer Price.

         At the Effective Time, each share of capital stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of capital stock of the Surviving Corporation, with the same designation as to class or series and the same rights and preferences as applied to the capital stock of the Purchaser immediately prior to the Effective Time.

         Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders, any required regulatory approvals and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement, which is further incorporated herein in its entirety by reference.

         (c)      Not applicable.

         (d) Upon consummation of the Merger, the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Purchaser immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

         (e) Other than as a result of the Merger and Offer described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Articles of Incorporation of the Purchaser, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and the Merger Agreement and applicable law. Upon consummation of the Merger, the Bylaws of Purchaser in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and the Merger Agreement and applicable law.

         (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

         (j) Other than described above, each of the Reporting Persons currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) The number of Shares covered by the Merger is 2,430,000, which constitutes approximately 55% of the Issuer Common Stock based on the number of shares outstanding on February 25, 2000, as represented by the Issuer in the Merger Agreement.

         As a result of the Subscription Agreement, the Reporting Persons may be deemed to be the beneficial owners of at least 2,430,000 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 55% of the issued and outstanding shares of Issuer Common Stock. The Reporting Persons have shared power to vote all of the Shares.

         Cisco does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. In addition, Cisco (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stockholder Agreement. To the best of Cisco's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         Brett A. Shockley owns 79,575 shares of Issuer Common Stock directly, over which shares he has sole voting and dispositive power; he also beneficially owns 10,425 shares held by his wife as custodian for his minor children, over which shares he has shared voting and dispositive power. In addition, Mr. Shockley has a currently exercisable option to purchase 50,000 shares of Issuer Common Stock, which shares have not been included in this Statement.

         Loren A. Singer, Jr. owns 90,000 shares of Issuer Common Stock directly, over which shares he has sole voting and dispositive power. In addition, Mr. Singer has a currently exercisable option to purchase 20,000 shares of Issuer Common Stock, which shares have not been included in this Statement.

         Todd A. Parenteau owns 90,000 shares of Issuer Common Stock directly, over which shares he has sole voting and dispositive power. In addition, Mr. Singer has a currently exercisable option to purchase 20,000 shares of Issuer Common Stock, which shares have not been included in this Statement.

         (c) None of the Reporting Persons or, to the knowledge of Cisco, any of the persons named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Merger Agreement and Subscription Agreement and the Offer, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of February 25, 2000, by and among Spanlink Acquisition Corp., a Minnesota corporation, Cisco Systems, Inc., a California corporation and a subscriber for capital stock of Spanlink Acquisition Corp. and Spanlink Communications, Inc., a Minnesota corporation.

         2. Subscription Agreement, dated as of February 25, 2000, by and among Spanlink Acquisition Corp., a Minnesota corporation and certain stockholders of Spanlink Communications, Inc., a Minnesota corporation.

         3.       Agreement dated March 8, 2000 among Cisco Systems, Inc., Brett
                  A. Shockley, Loren A. Singer, Jr. and Todd A. Parenteau.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 8, 2000


                                       CISCO SYSTEMS, INC.


                                       By: /s/ Larry R. Carter
                                            Its: Chief Financial Officer


                                       /s/ Brett A. Shockley
                                       Brett A. Shockley


                                       /s/ Loren A. Singer, Jr.
                                       Loren A. Singer, Jr.


                                       /s/ Todd A. Parenteau
                                       Todd A. Parenteau

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               CISCO SYSTEMS, INC.

                        Present Principal
                        Occupation Including
Name and Title          Name of Employer
--------------------    --------------------------------
Carol Bartz             Director of Cisco Systems, Inc. and Chairman and Chief
                        Executive Officer of Autodesk, Inc., 111 McInnis
                        Parkway, San Rafael, CA 94903.

Larry R. Carter         Vice President, Finance and Administration, Chief
                        Financial Officer and Secretary of Cisco Systems, Inc.

John T. Chambers        President, Chief Executive Officer and Director of Cisco
                        Systems, Inc.

Mary Cirillo            Director of Cisco Systems, Inc. and Senior Managing
                        Director, Bankers Trust, 130 Liberty Street, New York,
                        NY 10006.

Gary Daichendt          Senior Vice President, Worldwide Operations of Cisco
                        Systems, Inc.

Judy Estrin             Senior Vice President, Business and Development and
                        Chief Technical Officer of Cisco Systems, Inc.

Dr. James F. Gibbons    Director of Cisco Systems, Inc. and Dean, School of
                        Engineering, Stanford University, Stanford, CA 94305.

Edward R. Kozel         Director of Cisco Systems, Inc. and Senior Vice
                        President of Corporate Development of Cisco Systems,
                        Inc.

Donald J. Listwin       Executive Vice President, Service Provider and Consumer
                        Lines of Business of Cisco Systems, Inc.

James C. Morgan         Director of Cisco Systems, Inc. and President and Chief
                        Executive Officer, Applied Materials, 3050 Bowers
                        Avenue, Santa Clara, CA  95054

John P. Morgridge       Chairman of the Board of Directors of Cisco Systems,
                        Inc.

Mario Mazzola           Senior Vice President, Enterprise Line of Business of
                        Cisco Systems, Inc.

Robert L. Puette        Director of Cisco Systems, Inc. and President and Chief
                        Executive Officer of NetFRAME Systems, Inc., 1545 Barber
                        Lane, Milpitas, CA 95035.

Carl Redfield           Vice President, Manufacturing of Cisco Systems, Inc.

Arun Sarom              Director of Cisco Systems, Inc. and President and COO of
                        AirTouch Communications, Inc., One California Street,
                        San Francisco, CA  94110.

Masayoshi Son           Director of Cisco Systems, Inc. and President and Chief
                        Executive Officer of SOFTBANK Corporation, 3-42-3
                        Nihonbashi-Hamacho, Chuo-Ku, Tokyo 103.

Donald T. Valentine     Director of Cisco Systems, Inc. and Partner of Sequoia
                        Capital, 3000 Sand Hill Road, #4-280, Menlo Park, CA
                        94025.

Steve M. West           Director of Cisco Systems, Inc. and President of Hitachi
                        Data Systems Corporation, 750 Central Expressway, Santa
                        Clara, CA 95050.

                                  SCHEDULE 13D
                                  EXHIBIT INDEX



1. Agreement and Plan of Merger, dated as of February 25, 2000, by and among Spanlink Acquisition Corp., a Minnesota corporation, Cisco Systems, Inc., a California corporation and a subscriber for capital stock of Spanlink Acquisition Corp. and Spanlink Communications, Inc., a Minnesota corporation. (Incorporated by reference to Exhibit C to Schedule 14D-9 filed February 29, 2000 by Spanlink Communications, Inc.)

2.* Subscription Agreement, dated as of February 25, 2000, by and among Spanlink Acquisition Corp., a Minnesota corporation and certain stockholders of Spanlink Communications, Inc., a Minnesota corporation.

3.* Agreement dated March 8, 2000 among Cisco Systems, Inc., Brett A. Shockley, Loren A. Singer, Jr. and Todd A. Parenteau


*Filed herewith.